

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

May 21, 2010

Via U.S. Mail and Fax (27 0 11 476 2637)
Mr. Craig Clinton Barnes
Chief Financial Officer
DRDGOLD Limited
299 Pendoring Avenue
Blackheath, Randburg, 2195
South Africa

> **Re: DRDGOLD Limited**
> **Form 20-F for the Fiscal Year Ended June 30, 2009**
> **Filed November 27, 2009**
> **File No. 0-28800**

Dear Mr. Barnes:

    We have reviewed your filings and your response letter dated April 23, 2010 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the fiscal year ended June 30, 2009

Item 5A. Operating Results

Ore Reserves, page 80

1. We note the additional disclosure that you plan to provide in future filings that you provided to us in connection with your response to our prior comment 1. Since ErgoGold and Ergo Joint Venture are separate reportable segments, you should further revise your disclosure in future filings to separately disclose all operating results and ore reserve information for ErgoGold and Ergo Joint Venture. Therefore, please revise your disclosure in future filings to as follows:

   • Separately discuss the results of operations for ErgoGold and Ergo Joint Venture reportable segments in your MD&A discussion contained in Item 5.A. We understand that these reportable segments share certain assets; however, your discussion should provide investors with insight into the operations of each reportable segment in order to understand how those operations contributed to the consolidated results of operations.

- Separately disclose the property, plant and equipment information required by Item 4.D of Form 20-F for ErgoGold and Ergo Joint Venture reportable segments. In addition, ensure that your ERPM property, plant and equipment disclosure contained in Item 4.D does not include reserve information that is related to your ErgoGold reportable segment. In this respect, your ore reserve and life of mine disclosure on page 48 includes a description of the ore reserve ounces that are located at the Elsburg Dump. However, those reserves appear to relate to your ErgoGold operations.
- Separately disclose the ore reserve information that is attributable to your ErgoGold reportable segment each time that you disclose disaggregated reserve information (e.g., pages 27-28 and 80 of your June 30, 2009 Form 20-F).

Consolidated Statements of Comprehensive Income, page F-2

2. We note your response to our prior comment 2 with regard to your presentation of discontinued operations on your consolidated statement of comprehensive income. Please explain how you determined that presenting combined total operations amounts for your continuing and discontinued operations for your revenues through income taxes complies with the principals and objectives of IFRS 5.

    In this respect, IFRS 5, paragraph 1(b), states that the results of discontinued operations are to be presented separately in the statement of comprehensive income. Paragraph BC76 further states that the Board believes that discontinued operations should be shown in a section of the income statement separately from continuing operations because the different cash flows expected to arise from the two types of operations. Therefore, it does not appear that your current presentation is consistent with the principals of IFRS 5.

    In addition, it is not clear to us how the combined total operations amounts provide useful information to your investors. We note that your MD&A discussion contained in Item 5.A does not discuss the results of operations from your combined total operations amounts, nor does your filing discuss how these results are evaluated by management.

    If you agree that your presentation does not comply with the principals and objectives of IFRS 5 and/or that it does not provide useful information to your investors, please revise your presentation in future filings to eliminate the combined total operation amounts referenced above and present your consolidated statement of comprehensive income in a manner similar to Example 11 in the guidance on implementing IFRS 5.

Note 7. Income Tax, page F-22

3. We note your response to the first bullet of our prior comment 3. Further clarify how your disclosure in Note 12 provides sufficient explanation of the related tax impact of the revaluation reserve in connection with the acquisition of the remaining 50% interest in ErgoGold. Also, we note you consider the tax related to the revaluation reserve to be the only item that is significant to investors. Tell us why the tax related to the transfer of reserve on disposal of subsidiaries would not be significant disclosure for investors. Further, if you are providing disclosure required by IAS 12 in other footnotes to your financial statements, please revise to provide a cross-reference in your income tax footnote where the reader can find the related disclosure.

4. We note your response to the third bullet of our prior comment 3. We note that you agree that you are subject to the disclosure requirements of paragraph 81(f) of IAS 12, but you do not believe that such disclosure is required as it is managements opinion that the carrying value of these investments will be realized by the receipt of dividends and any dividends that you receive are exempt from tax under current South African legislation. However, as the carrying amount of your investments is different from the tax base of the investment, it appears that you have a temporary difference that you are required to disclose pursuant to paragraph 81(f) of IAS 12. You may supplement that disclosure with disclosure that describes management's opinion of the way in which the Company's relevant investments will be realized and the potential tax impact based on current legislation in South Africa.

Note 12. Investments in Subsidiaries, page F-31

5. We note your responses to prior comments 5 and 7. Your response to prior comment number 7 states that the R180.2 million recorded in other comprehensive income in fiscal year 2009 relates to the revaluation reserve of the Company's initial 50% interest in ErgoGold. Your disclosure on page F-35 states that an amount of R133 million was taken to the asset revaluation reserve on the acquisition of ErgoGold and your response to prior comment number 5 states that the revaluation reserve resulted from the step acquisition of ErgoGold. Please explain whether the revaluation reserve from the ErgoGold acquisition was R180.2 million or R133 million and how these two amounts relate to each other.

6. We note your acquisition of the remaining 50% interest in ErgoGold, and the fair value of the assets acquired at the date of acquisition exceeded the cost of the acquisition resulting in a bargain purchase. Please clarify and provide a more detailed explanation of the reasons that this transaction resulted in a bargain purchase. Tell us the date the purchase price was fixed and the date all the requirements were met for the acquisition to be recognized and the price of gold on each date. In addition, please tell us specifically how the negative goodwill was calculated. Provide the calculation that shows the identifiable assets acquired and liabilities

assumed, the non-controlling interest of the acquiree, your previously held equity interest in the acquire and the consideration transferred.

Note 18. Equity of the Owners of the Parent, page F-35

7. We note your response to our prior comment 8, which states that the foreign exchange translation reserves are related to your Australasian operations group structure. Given these operation were discontinued in fiscal year 2008, tell us why this translation reserve is still recorded within other comprehensive income as of June 30, 2009. Please tell us how your accounting for the cumulative amount of exchange differences related to your Australian operations complies with paragraph 48 of IAS 21 upon the disposal of your Australian operations.

Note 22. Loans and Borrowings, page F-40

8. We note your response to our prior comment 9 with respect to your accounting for the preference shares held by Khuumo Gold SPV Limited and the DRDSA Empowerment Trust. Please address the following additional comments based on your response.

- Provide us with the terms of each class of cumulative participating preference shares that you issued.
- Explain why repayment of the preference shares is impacted and calculated using the available profits of the relevant operations with reference to their respective life-of-mine plans.
- Clarify how you determined that it is appropriate to account for the preference shares as a liability at amortized cost using the effective interest-rate method. That is, explain the provisions that required these preference shares to be accounted for as a liability and clarify how you determined that it is appropriate to account for the preference shares at amortized cost as opposed to at fair value. Please provide your full analysis which supports your conclusions.
- Provide us with your calculations of the effective interest-method that you used to determine the amortized cost of the preference shares as of June 30, 2009, 2008 and 2007. Your calculations should demonstrate the amount at which each preference share was measured at initial recognition (or the amount at the time you adopted IFRS), the effective interest rate that you have used each period, your estimate term or repayment period that demonstrates how the gains were calculated in fiscal year 2009 and how the losses were calculated in fiscal year 2008.

Engineering Comments

9. We have received the information listed in your response to comment 11 and issue the following comment: We note your Crown and Ergo Joint Venture consist of surface resources which are more readily available for drilling. In addition we note you derive your proven and probable reserves from your measured resources. Please explain to us the additional criteria you use to distinguish between a proven and probable reserve for your Crown and Ergo Joint Venture.

10. We have received the information listed in your response to comment 12 and issue the following comment: We note at your surface ERPM operation you claimed proven reserves of 158.18 million tons at 0.01 oz/ton in 2009 as compared to 10.19 million tons at 0.02 oz/ton in 2008. We also note you state the year on year increase is mostly attributable to the inclusion of the Eldsburg dump as an ore reserve. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your proven reserve at your ERPM surface operation, as required by Section C of Industry Guide 7. The information may include, but is not limited to:

*   Property and geologic maps

*   Description of your sampling and assaying procedures

*   Drill-hole maps showing drill intercepts

*   Representative geologic cross-sections and drill logs

*   Description and examples of your cut-off calculation procedures

*   Cutoff grades used for each category of your reserves and resources

*   Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

*   A detailed description of your procedures for estimating reserves

*   Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

*   A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files if possible. Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

If there are any questions concerning the above request, please phone John E. Coleman, Mining Engineer at (202) 551-3610.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bob Carroll at (202) 551-3362, or Chris White, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman at (202) 551-3610 if you have questions on the engineering comments, or me at (202) 551-3745 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director